EXHIBIT 99.2

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three-month and nine-month periods ended November 30, 2012 and 2011

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These consolidated interim financial statements have not been reviewed by an auditor.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at November 30, 2012 and February 29, 2012

	November 30,	February 29,
	2012	2012

Assets

Current assets:
Cash	$27,390,909	$3,765,265
Short-term investments	6,938,021	12,711,310
Trade and other receivables	12,114,820	8,620,838
Tax credits receivable	1,178,344	1,215,524
Inventories	8,981,834	6,832,910
Prepaid expenses	300,492	430,368
	56,904,420	33,576,215

Government grant receivable	–	50,000
Property, plant and equipment	16,439,035	7,552,126
Intangible assets	1,536,000	1,357,740
Investment tax credit recoverable (note 5)	–	1,200,000
Deferred tax asset (note 5)	–	1,000,000
Total assets	$74,879,455	$44,736,081

Liabilities and Equity

Current liabilities:
Loans and borrowings (note 8)	$1,321,721	$2,908,898
Trade and other payables	12,312,821	4,971,018
Advance payments (note 7)	822,116	813,203
Private placement warrants (note 3)	–	573,688
	14,456,658	9,266,807

Loans and borrowings (note 8)	3,968,577	2,845,272
Total liabilities	18,425,235	12,112,079

Equity:
Share capital (note 3)	83,637,672	45,841,986
Warrants (note 3)	–	743,195
Contributed surplus	17,091,519	13,156,913
Deficit	(45,214,467)	(31,973,311)
Total equity attributable to equity holders of the Corporation	55,514,724	27,768,783

Non-controlling interest (note 4)	(2,575,366)	3,178,566
Subsidiary options (note 3)	3,514,862	1,676,653
Total equity attributable to non-controlling interest	939,496	4,855,219

Total equity	56,454,220	32,624,002

Commitments and contingencies (note 11)
Subsequent events (note 13)

Total liabilities and equity	$74,879,455	$44,736,081

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2012	2011	2012	2011

Revenue from sales	$7,027,123	$5,120,273	$21,272,817	$13,756,431
Cost of sales	(3,686,883)	(2,393,981)	(11,270,631)	(6,582,711)
Gross profit	3,340,240	2,726,292	10,002,186	7,173,720

Other income - revenue from research contracts and royalties	78,957	4,101	85,349	13,565
Selling expenses	(965,780)	(518,642)	(2,155,790)	(1,585,514)
General and administrative expenses	(3,677,038)	(2,369,270)	(11,633,904)	(6,510,777)
Research and development expenses, net of tax credits of $53,571 and $347,169 (2011 - $138,175 and $237,554), and net of derecognition of investment tax credit recoverable of $(1,200,000) (2011 – nil) (note 5)	(2,487,818)	(1,706,647)	(5,710,379)	(3,938,741)
Plant explosion (note 5)	(8,464,611)	–	(8,464,611)	–
	(12,176,050)	(1,864,166)	(17,877,149)	(4,847,747)

Finance income	388,936	40,851	112,322	91,969
Finance costs	(42,176)	117,043	(388,255)	(203,225)
Foreign exchange gain	392,469	273,379	337,651	499,709
Net finance income	739,229	431,273	61,718	388,453

Loss before income taxes	(11,436,821)	(1,432,893)	(17,815,431)	(4,459,294)

Income taxes – deferred tax (note 5)	(1,000,000)	–	(1,000,000)	–

Net loss and comprehensive loss for the period	$(12,436,821)	$(1,432,893)	$(18,815,431)	$(4,459,294)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(11,667,958)	$(506,380)	$(16,546,383)	$(2,420,869)
Non-controlling interest	(768,863)	(926,513)	(2,269,048)	(2,038,425)

Net loss and comprehensive loss for the period	$(12,436,821)	$(1,432,893)	$(18,815,431)	$(4,459,294)

Basic loss per share	$(0.21)	$(0.01)	$(0.32)	$(0.05)
Diluted loss per share	(0.21)	(0.01)	(0.32)	(0.05)

Basic weighted average number of common shares	56,670,102	49,576,888	52,107,752	47,719,977
Diluted weighted average number of common shares	56,670,102	49,576,888	52,107,752	47,719,977

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Nine-month periods ended November 30, 2012 and 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
								Non-
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

Net loss and comprehensive loss for the period	–	–	–	–	(16,546,383)	(16,546,383)	–	(2,269,048)	(2,269,048)	(18,815,431)
	49,688,843	45,841,986	743,195	13,156,913	(48,519,694)	11,222,400	1,676,653	909,518	2,586,171	13,808,571

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Public offering	8,307,762	30,112,596	–	–	–	30,112,596	–	–	–	30,112,596
Warrants exercised	1,424,043	5,397,749	(743,195)	–	–	4,654,554	–	–	–	4,654,554
Share-based payment transactions	–	–	–	4,539,699	–	4,539,699	1,838,209	–	1,838,209	6,377,908
Share options exercised	644,082	2,285,341	–	(755,348)	–	1,529,993	–	–	–	1,529,993
Warrants expired	–	–	–	27,122	–	27,122	–	–	–	27,122
Distribution of subsidiary shares by a way of dividend-in-kind	–	–	–	184,907	3,305,227	3,490,134	–	(3,509,465)	(3,509,465)	(19,331)

Total contributions by and distribution to owners	10,375,887	37,795,686	(743,195)	3,996,380	3,305,227	44,354,098	1,838,209	(3,509,465)	(1,671,256)	42,682,842

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of subsidiaries warrants and options by third parties	–	–	–	19,432	–	19,432	–	31,584	31,584	51,016
Acquisition of subsidiary shares on the market	–	–	–	(81,206)	–	(81,206)	–	(7,003)	(7,003)	(88,209)

Total changes in ownership interest in subsidiaries	–	–	–	(61,774)	–	(61,774)	–	24,581	24,581	(37,193)

Total transactions with owners	10,375,887	37,795,686	(743,195)	3,934,606	3,305,227	44,292,324	1,838,209	(3,484,884)	(1,646,675)	42,645,649

Balance at November 30, 2012	60,064,730	$83,637,672	$–	$17,091,519	$(45,214,467)	$55,514,724	$3,514,862	$(2,575,366)	$939,496	$56,454,220

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Nine-month periods ended November 30, 2012 and 2011 (continued)

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
								Non-
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, February 28, 2011	42,490,874	$31,148,232	$104,987	$9,471,507	$(28,586,171)	$12,138,555	$207,128	$920,681	$1,127,809	$13,266,364

Net loss and comprehensive loss for the period	–	–	–	–	(2,420,869)	(2,420,869)	–	(2,038,425)	(2,038,425)	(4,459,294)
	42,490,874	31,148,232	104,987	9,471,507	(31,007,040)	9,717,686	207,128	(1,117,744)	(910,616)	8,807,070

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	5,785,057	10,114,141	743,195	–	–	10,857,336	–	–	–	10,857,336
Share-based payment transactions	–	–	–	2,150,958	–	2,150,958	215,941	–	215,941	2,366,899
Share-options exercised	1,117,325	3,903,893	–	(1,087,848)	–	2,816,045	–	–	–	2,816,045
Warrants exercised	295,587	744,285	(104,987)	8,030	–	647,328	–	–	–	647,328
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–

Total contributions by and distribution to owners	7,197,969	14,762,319	638,208	(420,906)	–	14,979,621	1,707,987	–	1,707,987	16,687,608

Change in ownership interests in subsidiaries that do not result in a loss of control
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary warrants by third parties	–	–	–	3,754,923	–	3,754,923	(1,910,725)	3,575,900	1,665,175	5,420,098
Buyback of subsidiary rights	–	–	–	423,251	–	423,251	(579,555)	–	(579,555)	(156,304)

Total changes in ownership interest in subsidiaries	–	–	–	4,178,174	(1,459,061)	2,719,113	(1,492,046)	4,036,727	2,544,681	5,263,794

Total transactions with owners	7,197,969	14,762,319	638,208	3,757,268	(1,459,061)	17,698,734	215,941	4,036,727	4,252,668	21,951,402

Balance at November 30, 2011	49,688,843	$45,910,551	$743,195	$13,228,775	$(32,466,101)	$27,416,420	$423,069	$2,918,983	$3,342,052	$30,758,472

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net loss for the period	$(12,436,821)	$(1,432,893)	$(18,815,431)	$(4,459,294)
Adjustments:
Depreciation of property, plant and equipment	147,358	184,201	503,512	545,600
Amortization of intangible assets	9,465	8,859	28,395	25,084
Impairment loss related to property, plant and equipment destroyed	5,224,698	–	5,224,698	–
Impairment loss related to inventories destroyed	2,262,667	–	2,262,667	–
Stock-based compensation	1,689,211	887,578	6,377,908	2,366,899
Net finance income	(739,229)	(431,273)	(61,718)	(388,453)
Foreign exchange gain	392,469	273,379	337,651	499,709
Foreign exchange gain on cash	(240,409)	–	(180,450)	–
Unrealized foreign exchange loss (gain) on advance payments	21,285	–	(10,643)	–
Deferred income tax	1,000,000	–	1,000,000	–
Investment tax credits recoverable	1,200,000	–	1,200,000	–
	(1,469,306)	(510,149)	(2,133,411)	(1,410,455)
Changes in non-cash operating working capital items:
Trade and other receivables	(2,339,252)	1,158,686	(3,443,982)	(465,458)
Tax credits receivable	300,810	(138,175)	37,180	8,984
Prepaid expenses	(81,106)	74,284	129,876	777,557
Inventories	(2,892,500)	(481,893)	(4,411,591)	(2,583,680)
Trade and other payables	1,291,382	(710,142)	2,938,605	(34)
Advance payments	(64,933)	(15,468)	19,556	11,798
	(3,785,599)	(112,708)	(4,730,356)	(2,250,833)

	(5,254,905)	(622,857)	(6,863,767)	(3,661,288)
Cash flows from investing activities:
Interest received	8,193	(37,569)	28,821	13,270
Acquisition of property, plant and equipment	(5,159,297)	(257,357)	(11,385,580)	(708,255)
Acquisition of intangible assets	(55,025)	(49,564)	(248,174)	(70,023)
Maturity of short-term investments	250,000	7,750,000	5,856,790	7,750,000
Acquisition of short-term investments	–	(11,610,212)	–	(17,588,500)
	(4,956,129)	(4,204,702)	(5,748,143)	(10,603,508)
Cash flows from financing activities:
Repayment of loans and borrowings	(784,090)	(249,871)	(2,291,500)	(1,372,885)
Increase in loans and borrowings	–	–	3,037,393	–
Proceeds from exercise of subsidiary warrants	5,941	5,370,722	51,016	5,420,098
Buyback of subsidiary rights	–	(143,701)	–	(156,304)
Net proceeds from public offering	30,112,596	–	30,112,596	–
Proceeds from exercise of warrants	3,299,717	532,268	3,840,931	647,328
Acquisition of subsidiary shares on the market	(59,350)	–	(88,209)	–
Net proceeds from private placement	–	(3,852)	–	11,498,854
Non-resident taxes paid on dividend	(19,331)	–	(19,331)	–
Proceeds from exercise of options	1,029,243	48,750	1,529,993	2,816,045
Interest paid	(40,372)	(82,440)	(115,785)	(232,307)
	33,544,354	5,471,876	36,057,104	18,620,829

Foreign exchange gain on cash held in foreign currencies	240,409	–	180,450	–

Net increase in cash	23,573,729	644,317	23,625,644	4,356,033

Cash (bank indebtedness), beginning of period	3,817,180	3,672,183	3,765,265	(39,533)

Cash, end of period	$27,390,909	$4,316,500	$27,390,909	$4,316,500

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$1,866,968	$–	$5,912,131	$518,595
Intangible assets included in accounts payable and accrued liabilities	–	–	3,586	5,616
Ascribed value to share capital on exercise of private placement warrants	721,119	–	813,623	–

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

1.      Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The condensed consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance its research and development activities and its clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.      Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These condensed consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 29, 2012.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Equity warrants and stock options which are measured at fair value of date of grant pursuant to IFRS 2;

•	Liabilities for warrants which are measured at fair value at each reporting date;

•	Debenture conversion options and derivative financial liabilities which are measured at fair value; and

•	Non-interest bearing refundable contribution which is measured at fair value at the time of the contribution is received and at amortized cost thereafter.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

2.      Basis of preparation (continued):

(d)	Use of estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements include the following:

•	Impairment and other losses arising from the plant explosion (note 5);

•	Assessing the recognition of contingent liabilities, including those arising from the plant explosion (note 5).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;

•	Measurement of derivative financial liabilities and stock-based compensation; and

•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore could be different from the amounts recorded.

3.      Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

3.      Capital and other components of equity (continued):

(b)	Distribution by way of dividend-in-kind of NeuroBioPharm warrants:

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants. Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada.

The class A subordinate voting shares of NeuroBioPharm were determined to have a value of $0.10 per share, as per the conversion that occurred on April 12, 2011. The series 2011-1 warrants were determined to have a value of $0.0011 per warrant, using the Black-Scholes model and using the following assumptions:

Dividend	‒
Risk-free interest	1.06%
Estimated life	1.45 years
Expected volatility	75%

(c)	Issuance of common shares:

On September 25, 2012, Neptune filed a prospectus supplement to a short-form base shelf prospectus for the distribution of 7,318,000 common shares of the Corporation at a price of US$4.10 per common share, for total gross proceeds of US$30,003,800. On October 2, 2012, the Corporation announced the closing of this public offering, resulting in a total of 8,307,762 common shares, including 989,762 common shares from the exercise of the over-allotment option by the underwriters, being issued for gross proceeds of $33,401,025.  Total issue costs related to this transaction amounted to $3,288,429.

(d)	Private placements:

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,419,768.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants (the “2011 Private placement - US” warrants) to purchase 680,556 additional common shares.  The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date.  The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants (the “2011 Private placement - CA” warrants) to purchase 765,709 additional shares.  The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date.  Because the 2011 Private placement - US warrants are exercisable at a price denominated in a currency other than the Corporation’s functional currency, they were determined to be a derivative financial liability.  Total issue costs related to these transactions amounted to $942,638.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

3.      Capital and other components of equity (continued):

(e)	Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2012 and February 29, 2012:

	November 30, 2012		February 29, 2012

	Number		Number
	outstanding	Amount	outstanding	Amount

2011 Private placement - CA	–	$–	765,709	$743,195
2011 Private placement - US	–	–	680,556	573,688
	–	$–	1,446,265	$1,316,883

	November 30, 2012	February 29, 2012

Classified as:
Equity	$–	$743,195
Liability	–	573,688
	$–	$1,316,883

The significant terms of the warrants were as follows:

	Exercise price		Expiry

2011 Private placement - CA		$2.65	November 3, 2012
2011 Private placement - US	USD	2.75	November 3, 2012

During the nine-month period ended November 30, 2012, 765,709 of the 2011 Private placement - CA warrants and 658,334 of the 2011 Private placement - US warrants were exercised. During the nine-month period ended November 30, 2012, 22,222 of the 2011 Private placement - US warrants were expired.

During the nine-month period ended November 30, 2012, the Corporation granted one three-year warrant to purchase 1,000,002 common shares to a consultant under a financial consulting agreement. The warrant will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. At November 30, 2012, 500,001 warrant shares had vested. The Corporation recognized a stock-based compensation expense of $965,080, included in contributed surplus, during the nine-month period ended November 30, 2012, for this grant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

3.      Capital and other components of equity (continued):

 (f)      Subsidiary options:

		November 30,		February 29,
		2012		2012

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 4 warrants	5,653,600	$367,409	5,775,500	$299,779
Options outstanding under stock-based
compensation plan	5,496,250	2,560,651	3,347,500	919,604
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	90,280	375,000	7,027
	11,899,850	3,324,628	9,873,000	1,532,698

NeuroBioPharm Inc.
Series 2011-2 warrants	3,450,075	13,804	800,000	5,461
Series 2011-3 warrants	8,050,175	163,168	6,303,929	128,358
Options outstanding under stock-based
compensation plan	478,750	13,262	496,250	10,136
	11,979,000	190,234	7,600,179	143,955

	23,878,850	$3,514,862	17,473,179	$1,676,653

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allows the holder to purchase one Class A share of Acasti for $0.25 per share until October 8, 2013.

Series 6 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015, subject to the achievement of certain agreed upon and predefined milestones.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

•	NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.

•	NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share, and 6,000,000 Series 2011-1 warrants.

•
NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.

•	The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

3.      Capital and other components of equity (continued):

 (f)      Subsidiary options (continued):

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-2 allows the holder to purchase one Class A subordinate voting share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange, or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A subordinate voting share of NeuroBioPharm for $0.40 per share until April 12, 2016.

(g)      Distribution of subsidiary rights as dividend:

On July 5, 2011, Neptune received from Acasti’s Rights offering a total of 38,617,733 rights. Neptune transferred these rights to its own shareholders at the Record Date in payment of a dividend on its common shares. The dividend declared by Neptune on its common shares is of $0.030421697 per common share and this dividend was paid by the transfer to Neptune’s shareholder at the Record Date of 0.787 of an Acasti Right per common share of Neptune. The dividend declared represented a value of $1,492,046. On July 5, 2011, Neptune repurchased 326,000 of Acasti Rights, for an amount of $12,603.

4.      Non-controlling interest:

During the nine-month period ended November 30, 2012, the Corporation’s participation in Acasti changed as follows:

During the nine-month period ended November 30, 2012, the Corporation acquired on the market 43,200 shares of Acasti at an average price of $2.04.

Throughout the nine-month period ended November 30, 2012, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 141,900 shares by Acasti and cash proceeds of $44,100.

The distribution of the shareholdings of issued and outstanding Acasti’s capital stock between the Corporation and other shareholders as at November 30, 2012 and February 29, 2012 is detailed as follows:

			November 30,
			2012

		Other
	Corporation	shareholders	Total

Class A shares	41,410,933	31,367,855	72,778,788

Votes	57%	43%	100%

Participation	57%	43%	100%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

4.      Non-controlling interests (continued):

			February 29,
			2012

		Other
	Corporation	shareholders	Total

Class A shares	41,367,733	31,269,155	72,636,888

Votes	57%	43%	100%

Participation	57%	43%	100%

Class A shares are voting (one vote per share), participating and without par value.

Class B shares are voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

Class C shares are non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

During the nine-month period ended November 30, 2012, the Corporation’s participation in NeuroBioPharm changed as follows:

Throughout the nine-month period ended November 30, 2012, the Corporation distributed 2,000,000 units of NeuroBioPharm to holders of common shares of Neptune by a way of dividend-in-kind.

The distribution of the shareholdings of issued and outstanding NeuroBioPharm’s capital stock between the Corporation and other shareholders as at November 30, 2012 is detailed as follows:

			November 30,
			2012

		Other
	Corporation	shareholders	Total

Class A shares	6,501,000	2,000,837	8,501,837
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,460,837	54,501,837

Votes	96%	4%	100%

Participation	76%	24%	100%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

4.      Non-controlling interests (continued):

Class A shares, voting (one vote per share), participating, without par value and a discretionary dividend.

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares, subject to adjustment. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class G shares, non-voting, non-participating, without par value. Class G shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into class A shares, on a one-for-one basis.  Class G shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class H shares, voting (one vote per share), non-participating, without par value. Class H shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis.  Class H shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

5.      Plant explosion:

On November 8, 2012, an explosion and fire destroyed the Corporation’s production plant. The incident completely destroyed the Corporation’s current production plant that was in operation in Sherbrooke, but damages at the expansion facility currently under construction adjacent to the plant appear to be limited. The Corporation’s inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. The Corporation will recognize insurance recoveries when it has the unconditional right to receive the compensation.

The Corporation has an action plan going forward to resume operations which have been interrupted and to progressively supply customer demands in the interim. The details of the action plan may be found in the management’s discussion and analysis of the financial situation and operating results for the three-month and nine-month periods ended November 30, 2012.

The Corporation has set up a charitable fund to provide assistance to the employees and families affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident.

The estimated impairment losses and costs related to the plant explosion for the three-month period ended November 30, 2012 are detailed as follows:

November 30,
2012

Impairment loss related to inventories destroyed	$2,262,667
Impairment loss related to property, plant and equipment destroyed	5,224,698
Site restoration costs	676,933
Contribution to victims’ fund	224,209
Other costs	76,104
$8,464,611

The costs above reflect management’s best estimates based on the information available as at the date these consolidated financial statements were authorized for issuance (January 14, 2013) and are subject to change as new developments occur in the future.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

5.      Plant explosion (continued):

The impairment loss related to property, plant and equipment destroyed is comprised of $3,137,074 for the building and building components, $1,930,577 for the laboratory and plant equipment, and $157,047 for the furniture and office equipment and computer equipment and software. Included in the remaining $16,439,035 of property, plant and equipment presented in the consolidated statements of financial position is $15,328,269 related to the plant expansion still in construction and not subject to depreciation.

In addition, as a result of the plant explosion, the Corporation reassessed the recoverability of the deferred tax asset and the long-term investment tax credit recoverable recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of these assets were no longer met and derecognized the deferred tax asset in the amount of $1,000,000 and the long-term investment tax credit recoverable in the amount of $1,200,000 at November 30, 2012. The realization of these assets will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

See subsequent event note 13 (d), Class-action suit.

6.      Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2012, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant.  Under this plan, 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The Board of Directors adopted the amendments to the Amended and Restated Stock Option Plan on May 9, 2012. The proposed amendments deal with, amongst other things: (i) the conversion of the Stock Option Plan from a ‘’fixed’’ plan to a ‘’rolling’’ plan, (ii) the clarification of the powers of the Board, (iii) the clarification of the early termination of options upon the concurrence of certain predetermined events, (iv) allowing the Board to make certain amendments to the Stock Option Plan, (v) providing for a blackout period extension, (vi) providing for change of control and sale of the Corporation clauses and (vii) other ‘’housekeeping’’ changes. On June 21, 2012, the resolution was passed by a simple majority of the votes cast by shareholders present in person or by proxy at the Annual Shareholders Meeting.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

6.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2012 and 2011	$2.46	3,768,000	$2.27	3,871,625
Forfeited	3.45	(50,000)	2.78	(131,250)
Expired	–	–	2.70	(326,300)
Exercised	2.36	(644,082)	2.52	(1,117,325)
Granted	3.39	3,370,000	3.18	580,000
Outstanding at November 30, 2012 and 2011	$2.95	6,443,918	$2.28	2,876,750

Exercisable at November 30, 2012 and 2011	$2.52	3,098,990	$2.07	1,274,750

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Nine-month periods ended
	November 30,
	2012	2011

Dividend	–	0.09%
Risk-free interest	1.16%	1.31%
Estimated life	2.52 years	2.46 years
Expected volatility	65.53%	76.02%

The weighted average of the fair value of the options granted to employees during the nine-month period ended November 30, 2012 is $1.12 (2011 - $1.37). The weighted average of the fair value of the options granted to non-employees during the nine-month period ended November 30, 2012 is $1.39 (2011 - $1.30).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

6.      Share-based payment (continued):

(b)	Acasti stock-based compensation plan:

The subsidiary Acasti has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued equalled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti’s Board of Directors amended the incentive stock option plan (the ‘’Plan’’). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. On June 21, 2012, Acasti’s shareholders approved the renewal of the corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2012 and 2011	$1.15	3,347,500	$0.25	800,000
Exercised	0.68	(20,000)	0.25	(25,000)
Granted	2.12	2,280,000	1.42	2,635,000
Forfeited	1.84	(111,250)	1.43	(70,000)
Outstanding at November 30, 2012 and 2011	$1.54	5,496,250	$1.15	3,340,000

Exercisable at November 30, 2012 and 2011	$1.08	2,068,666	$0.28	766,250

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Nine-month periods ended
	November 30,
	2012	2011

Dividend	–	–
Risk-free interest	1.32%	1.83%
Estimated life	4.08 years	3.99 years
Expected volatility	71.17%	97.60%

The weighted average of the fair value of the options granted to employees during the nine-month period ended November 30, 2012 is $1.13 (2011 - $0.79).

No options were granted to non-employees during the nine-month period ended November 30, 2012. The weighted average of the fair value of the options granted to non-employees during the nine-month period ended November 30, 2011 is $0.73.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

6.      Share-based payment (continued):

(c)	NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the subsidiary NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year, and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be of a maximum of 10 years.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2012 and 2011	$0.50	496,250	$–	–
Granted	–	–	0.50	546,250
Forfeited	0.50	(17,500)	–	–
Outstanding at November 30, 2012 and 2011	$0.50	478,750	$0.50	546,250

Exercisable at November 30, 2012 and 2011	$0.50	363,442	$0.50	136,567

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month period ended November 30, 2011:

Dividend	–
Risk-free interest	2.08%
Estimated life	3.5 years
Expected volatility	75%

The weighted average of the fair value of the options granted to employees during the nine-month period ended November 30, 2011 is $0.02.

No options were granted during the nine-month period ended November 30, 2012.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

6.      Share-based payment (continued):

(d)	Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm.  The rights vest gradually.  All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2012 and 2011	$0.33	5,715,500	$0.31	5,792,500
Forfeited	–	–	0.36	(27,500)
Exercised	0.30	(121,900)	0.31	(187,500)
Granted	–	–	1.25	165,000
Outstanding at November 30, 2012 and 2011	$0.33	5,593,600	$0.33	5,742,500

Exercisable at November 30, 2012 and 2011	$0.33	5,552,350	$0.29	5,040,000

The fair value of rights over Acasti warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the nine-month period ended November 30, 2011:

Dividend	–
Risk-free interest	1.71%
Estimated life	2.38 years
Expected volatility	96.74%

The weighted average of the fair value of the rights granted to employees during the nine-month period ended November 30, 2011 is $0.66.

No rights were granted during the nine-month period ended November 30, 2012.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

6.      Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2012 and 2011	$0.51	7,023,427	$0.13	5,750,000
Cancelled	–	–	0.10	(5,000)
Series 4 exchanged	–	–	0.13	(5,745,000)
Series 2011-3 granted	–	–	0.43	6,605,149
Forfeited	0.62	(17,250)	0.40	(1,744,751)
Granted	0.75	805,000	0.64	1,674,279
Outstanding at November 30, 2012 and 2011	$0.53	7,811,177	$0.49	6,534,677

Exercisable at November 30, 2012 and 2011	$0.48	5,299,154	$0.43	3,798,628

The fair value of rights over NeuroBioPharm warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the periods ended:

	Nine-month period ended
	November 30,
	2012	2011

Dividend	–	–
Risk-free interest	1.21%	1.98%
Estimated life	2.93 years	2.74 years
Expected volatility	73.70%	75%

The weighted average of the fair value of the options granted to employees during the nine-month period ended November 30, 2012 is $0.01 (2011 - $0.01).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

7.      Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties.  No revenues have been recognized by the Corporation under this agreement. As at November 30, 2012, an amount of $802,560 is included in “advance payments” in the consolidated statements of financial position ($813,203 - February 29, 2012).

8.      Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	November 30,	February 29,
	2012	2012

Non-current loans and borrowings
Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.
	$1,478,349	$1,847,936

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016.	1,591,250	1,952,898

Refundable contribution obtained from a federal program, without collateral or interest, payable in monthly instalments of $50,623, from March 2016 to February 2021. The cash contribution received of $3,037,393 has been initially recorded at its estimated fair value of $1,742,326, using a discount rate of 9%.	1,822,215	–

Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,702 until October 2012.	–	19,403

Finance lease liability, interest rate of 8%, payable in monthly instalments of $457 ($2,589 as at February 29, 2012), maturing at April 2014.	8,484	13,933
	4,900,298	3,834,170

Less current portion	931,721	988,898
Loans and borrowings - non-current	$3,968,577	$2,845,272

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

8.      Loans and borrowings (continued):

	November 30,	February 29,
	2012	2012

Current loans and borrowings:
Current portion of mortgage loans	$926,760	$962,925

Current portion of contributions from a federal program	–	19,403

Current portion of finance lease liabilities	4,961	6,570
	931,271	988,898

Authorized operating line of credit of $1,570,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 29, 2012 - 2.50% and 5.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant, and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit.
	390,000	1,920,000
Current loans and borrowings	$1,321,271	$2,908,898

9.      Determination of fair values:

Derivatives over equity:

The fair value of the 2011 Private placement - US was determined by using valuation models incorporating the following estimates and assumptions at the following dates:

	November 3,	February 29,
	2012	2012

Valuation model	Black & Scholes	Black & Scholes
Dividend yield	–	–
Volatility	53.03%	64.42%
Estimate life	0 year	0.67 year
Risk-free rate	0.19%	0.18%

As the 2011 Private placement - US expired on November 3, 2012, the fair value was determined before expiration.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

9.      Determination of fair values (continued):

Included in finance costs is the change in fair value (gains) of these derivatives over equity:

	November 30,	November 30,
	2012	2011

2011 Private placement - US	$267,057	$(34,495)

10.      Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments is as follows:

Three-month period ended November 30, 2012:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$6,602,803	$424,320	$–	$–	$7,027,123
Revenue from internal sales or internal
research contracts	237,260	–	–	(237,260)	–
Depreciation and amortization	(154,613)	(166,496)	(81,325)	245,611	(156,823)
Stock-based compensation	(1,195,657)	(411,702)	(81,852)	–	(1,689,211)
Plant explosion	(8,464,611)	–	–	–	(8,464,611)
Finance income	389,878	12,183	–	(13,125)	388,936
Finance costs	(41,486)	(690)	(13,125)	13,125	(42,176)
Income taxes	(1,000,000)	–	–	–	(1,000,000)
Reportable segment loss	(10,632,763)	(1,611,111)	(438,558)	245,611	(12,436,821)
Reportable segment assets	83,009,295	13,097,123	4,342,580	(25,569,543)	74,879,455
Reportable segment liabilities	17,338,938	2,058,902	19,377,772	(20,350,377)	18,425,235

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

10.      Operating segments (continued):

Three-month period ended November 30, 2011:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$5,120,273	$–	$–	$–	$5,120,273
Revenue from internal sales or internal
research contracts	106,165	–	–	(106,165)	–
Depreciation and amortization	(190,370)	(166,976)	(81,325)	245,611	(193,060)
Stock-based compensation	(421,473)	(353,883)	(112,222)	–	(887,578)
Finance income	26,213	14,863	(225)	–	40,851
Finance costs	118,069	(1,026)	–	–	117,043
Reportable segment profit (loss)	974,933	(2,207,042)	(446,395)	245,611	(1,432,893)
Reportable segment assets	43,057,802	14,695,442	4,818,803	(22,784,011)	39,788,036
Reportable segment liabilities	8,187,846	1,182,771	18,371,445	(18,734,221)	9,007,841

Nine-month period ended November 30, 2012:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$20,597,525	$675,292	$–	$–	$21,272,817
Revenue from internal sales or internal
research contracts	557,576	–	–	(557,576)	–
Depreciation and amortization	(525,737)	(499,028)	(243,975)	736,833	(531,907)
Stock-based compensation	(4,604,077)	(1,464,336)	(309,495)	–	(6,377,908)
Plant explosion	(8,464,611)	–	–	–	(8,464,611)
Finance income	116,025	35,320	352	(39,375)	112,322
Finance costs	(386,277)	(1,978)	(39,375)	39,375	(388,255)
Income taxes	(1,000,000)	–	–	–	(1,000,000)
Reportable segment loss	(13,151,579)	(4,939,557)	(1,461,128)	736,833	(18,815,431)
Reportable segment assets	83,009,295	13,097,123	4,342,580	(25,569,543)	74,879,455
Reportable segment liabilities	17,338,938	2,058,902	19,377,772	(20,350,377)	18,425,235

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

10.      Operating segments (continued):

Nine-month period ended November 30, 2011:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$13,756,431	$–	$–	$–	$13,756,431
Revenue from internal sales or internal
research contracts	478,868	115,966	–	(594,834)	–
Depreciation and amortization	(562,625)	(500,917)	(243,975)	736,833	(570,684)
Stock-based compensation	(1,260,933)	(801,625)	(304,341)	–	(2,366,899)
Finance income	61,714	30,255	–	–	91,969
Finance costs	(197,455)	(5,770)	–	–	(203,225)
Reportable segment profit (loss)	1,151,708	(4,954,327)	(1,393,508)	736,833	(4,459,294)
Reportable segment assets	43,057,802	14,695,442	4,818,803	(22,784,011)	39,788,036
Reportable segment liabilities	8,187,846	1,182,771	18,371,445	(18,734,221)	9,007,841

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

11.      Commitments and contingencies:

(a)	Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2012 for this matter.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

11.      Commitments and contingencies (continued):

(a)	Contingencies (continued):

(ii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2012 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages.

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2012 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages.

(iv)
On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The case is currently pending and no trial dates have been set.

(b)	Commitments:

(i)
In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

11.      Commitments and contingencies (continued):

(b)	Commitments (continued):

(ii)
In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project was estimated at $21,000,000 and was expected to be funded primarily by a Canadian federal government grant and interest-free loan, certain investment tax credits, a secured credit facility and a portion of Neptune’s working capital. Financing agreements in the amount of $15,500,000 were negociated shortly after the end of the third quarter of fiscal 2012. The financing is in the form of a standard loan in the amount of $9,000,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild a operational production facility using the Phase I plant expansion facility that was under completion. The Corporation is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms.

(iii)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,105,000, partially paid to date. As at November 30, 2012, an amount of $342,000 is included in “Trade and other payables” in relation to these projects.

12.      Related parties:

Transactions with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and nine-month period ended November 30, 2012, total royalties included in operating expenses amounted to $78,133 and $218,421, respectively (three-month and nine-month periods ended November 30, 2011 - $51,149 and $139,793).  As at November 30, 2012, the balance due to this corporation under this agreement amounts to $70,109 (February 29, 2012 - $189,748).  This amount is presented in the consolidated statements of financial position under ''Accounts payable and accrued liabilities''.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 4% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the periods ended:

	Three-month period ended		Nine-month period ended
	November 30,		November 30,
	2012	2011	2012	2011

Short-term employee benefits	$683,242	$473,935	$1,755,026	$1,288,805
Share-based compensation costs	631,248	518,442	2,057,297	1,366,359
	$1,314,490	$992,377	$3,812,323	$2,655,164

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month and nine-month periods ended November 30, 2012 and 2011

13.      Subsequent events:

(a)	Prepayment agreement:

On December 4, 2012, the Corporation announced that has entered into a Prepayment Agreement with a subsidiary, Acasti, pursuant to which the subsidiary exercised its option under an exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuation specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15.5 million, which will be settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to the Corporation at the signature of the Prepayment Agreement.

The prepayment and the issuance of the Shares to the Corporation are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the subsidiary at the next annual meeting of shareholders of the subsidiary. The prepayment would have the effect of increasing the Corporation’s participation in Acasti from approximately 57% to approximately 61% if the warrant were exercisable at November 30, 2012.

(b)	Options and call-options granted:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The Corporation has granted 2,080,000 options to purchase Corporation Class A shares, exercisable at $2.90, expiring three years after their grant date. The Corporation has also granted 2,095,000 call-options on Acasti shares, exercisable at $2.75, expiring three years after their grant date, and 2,500,000 call-options on NeuroBioPharm shares, exercisable at $0.75, expiring three years after their grant date.

(c)	Claims – Patents:

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation’s opinion, not patentable inventions since the Corporation marketed its NKO krill oil product many years before Aker filed its patents in Australia.

(d)	Class-action suit:

On December 20, 2012, the Corporation announced that it and certain of its officers have been named as defendants in a purported class action lawsuit filed by a US law firm on December 19, 2012 in the United States District Court for the Southern District of New York. The complaint charges Neptune and certain of its officers with alleged violations of the Securities Exchange Act of 1934. The complaint has been filed on behalf of all persons or entities who purchased the common stock of Neptune during a specified period. Neptune believes that the claim is completely without merit and that it has substantial and meritorious legal and factual defenses, which Neptune intends to pursue vigorously.